EXHIBIT 3

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital since the filing of the Schedule 13D on 5/8/25. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
5/9/2025	Buy	678	6.29
5/12/2025	Buy	12,077	6.41
5/13/2025	Buy	20,844	6.43
5/14/2025	Buy	6,809	6.51
5/15/2025	Buy	23,036	6.55
5/16/2025	Buy	9,382	6.56
5/20/2025	Buy	100	6.55